Exhibit 99.7

First Phosphate’s White Paper on Securing North American Phosphate Supply for LFP Cathode Materials Receives “Met” Rating from Defense Industrial Base Consortium

Saguenay, Quebec--(Newsfile Corp. - June 10, 2025) - First Phosphate Corp. (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) (“First Phosphate” or the “Company”) announces that its recent white paper submission to the United States Department of Defense (“DoD”) Defense Industrial Base Consortium (“DIBC”) for securing a North American phosphate supply of lithium iron phosphate (“LFP”) cathode active materials (“CAM”) received a “Met” rating. A “Met” rating, which does not indicate the white paper has been selected for award at this time, means that the white paper is eligible for award for 36 months if the DoD has a need for the solution and funding becomes available.

The DIBC’s rationale for the “Met” assessment is as follows:

First Phosphate’s solution appears to be technically and economically viable and with Defense Production Act (“DPA”) funding could become the first phosphate production facility strictly for LFP CAM in North America.

The schedule/timeframe and cost rough order of magnitude (“ROM”) are realistic and feasible as long as First Phosphate is able to secure the funding identified. DPA Title III funds are likely the most cost-effective, expedient, and practical alternative for the need.

The domestic phosphate supply is primarily used for the food and fertilizer industries, and industry will likely not meet the needed capacity for the battery industry without DPA Title III assistance. DPA Title III funds are likely the most cost-effective, expedient, and practical alternative for the need.

Phosphate, particularly for use in LFP CAM, is essential to national defense. Demand for LFP batteries is likely to continue to increase and having a domestic source greatly reduces dependency on China and their control over the LFP market.

The DIBC Other Transaction Authority (OTA) aims to accelerate the DoD’s access to commercial solutions for defense requirements. The DIBC OTA vehicle is utilized by the Manufacturing Capability Expansion and Investment Prioritization (MCEIP) directorate of the DoD, which addresses defense supply chain issues, industrial workforce development, critical production sustainability, commercialization of R&D efforts, and the rapid scaling of emerging technologies to build a robust, resilient Defense Industrial Base.

About First Phosphate Corp

First Phosphate (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) is a mineral development company dedicated to producing high-purity phosphate for the LFP battery industry. The Company’s vertically integrated approach connects sustainable phosphate mining in Quebec with North American battery supply chains, targeting the energy storage, data center, robotics, mobility, and defense sectors. First Phosphate’s flagship Bégin-Lamarche Property in Saguenay-Lac-Saint-Jean is one of North America’s rare igneous phosphate resources, yielding high-purity phosphate with minimal impurities.

For additional information, please contact:

Bennett Kurtz

Chief Financial Officer

bennett@firstphosphate.com

Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered “forwardlooking statements” and “forward looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things: the Company’s planned exploration and production activities; the properties and composition of any extracted phosphate; the Company’s plans for vertical integration into North American supply chains, the Company’s plans relating to the design, build, operation and maintenance of the Bégin-Lamarche Phosphate Mine (and the the possibility of eventual economic extraction of minerals from therefrom); the technical and economic viability of First Phosphate’s solutions; any receipt of DPA funding including its approval, availability, amount (if any), and conditions; the development of an LFP cathode materials production facility; the applicability of the proposed technological process and any related advancements to LFP CAM and cost reductions; that the schedule and timeframe ROM will be realistic and feasible if funding is necessary funding; and the receipt of funding for the proposed activities on terms and conditions acceptable to the Company.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in the Company’s public disclosure record including the short form base prospectus dated June 5, 2024, as well as: there being no significant disruptions affecting the activities of the Company or inability to access required project inputs; permitting and development of the projects being consistent with the Company’s expectations; the accuracy of the current mineral resource estimates for the Company and results of metallurgical testing; certain price assumptions for P2O5 and Fe2O3; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company’s relationship with First Nations and other Indigenous parties remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; government relations and actions being consistent with Company expectations.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant. These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company’s other documents filed with the Canadian and United States securities authorities, including without limitation the “Risk Factors” section of the Company’s Management Discussion and Analysis dated January 29, 2025 and Annual Report on 20-F dated July 8, 2024, which are available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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